SIMPSON THACHER & BARTLETT LLP

A LIMITED LIABILITY PARTNERSHIP

CITYPOINT

ONE ROPEMAKER STREET

LONDON, EC2Y 9HU

+44 (0)20 7275 6500

FACSIMILE +44 (0)20 7275 6502

March 30, 2011

VIA FACSIMILE AND EDGAR

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

RE:	Acceleration Request for NXP Semiconductors N.V., Registration Statement on Form F-1 (File No. 333-172713)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, NXP Semiconductors N.V., that effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. EST, on March 30, 2011, or as soon as practicable thereafter.

Should you have any questions regarding the acceleration request for NXP Semiconductors N.V., please do not hesitate to contact me (+44-(0)20-7275-6558).

Very truly yours,

/s/ Nicholas J. Shaw
Nicholas J. Shaw

Enclosures

Cc:	Aslynn Hogue

NXP Semiconductors N.V.

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

March 30, 2011

VIA FACSIMILE AND EDGAR

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

RE:	NXP Semiconductors N.V., Registration Statement on Form F-1 (File No. 333-172713)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 of NXP Semiconductors N.V. (the “Company”) be accelerated so that the Registration Statement may become effective at 5:00 p.m. EST on March 30, 2011, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
NXP Semiconductors N.V.

By:	/s/ Guido Dierick
Name:	Guido Dierick
Title:	Senior Vice President and General Counsel